Exhibit 99.3

November 7, 2023

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements under the heading “Changes in Registrant’s Certifying Accountant; Related Disclosures Re: Accounting Matters” included in the Report of Foreign Private Issuer on Form 6-K of Innoviz Technologies Ltd. to be furnished to the Securities and Exchange Commission on or about November 7, 2023, and agree with the statements contained therein as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ KOST, FORER, GABBAY & KASIERER
A Member of Ernst & Young Global